October 18, 2018

Donald R. Riley
President and Chief Executive Officer
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

       Re: NCI Building Systems, Inc.
           Preliminary Merger Proxy Statement on Schedule 14A
           Filed August 9, 2018
           File No. 001-14315

Dear Mr. Riley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction